                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-76123


PROSPECTUS

                                2,736,448 SHARES

                                   [SFX LOGO]

                              CLASS A COMMON STOCK


         The prospectus relates to the sale from time to time of up to 2,736,448 shares of Class A common stock of SFX Entertainment, Inc. by certain selling stockholders. SFX will not receive any part of the proceeds from the sale of these shares.

         The selling stockholders propose to sell the shares from time to time in public or private transactions occurring on or off the Nasdaq Stock Market, at prevailing market prices or at negotiated prices. Sales may be made directly to purchasers or through brokers or to dealers, who are expected to receive customary commissions or discounts.

                               ------------------

         The Class A common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "SFXE." On April 16, 1999, the last reported sale price for the Class A common stock was $62 per share. SFX's Class B common stock is not publicly traded and generally has ten votes per share.

                               ------------------

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 BEFORE MAKING A DECISION TO PURCHASE THESE SHARES.

                               ------------------



-------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------



                 The date of this prospectus is April 20, 1999

                               TABLE OF CONTENTS

                                                                         PAGE

Where You Can Find More Information........................................1

Incorporation of Certain Documents by Reference............................1

Safe Harbor for Forward-Looking Statements.................................2

The Company................................................................3

Risk Factors...............................................................3

Use of Proceeds............................................................8

Management.................................................................9

Principal Stockholders....................................................23

Selling Stockholders......................................................26

Plan of Distribution......................................................31

Certain Relationships and Related Transactions............................32

Legal Matters.............................................................37

Experts...................................................................37

--------------------------


         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS DATED APRIL 20, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy such material at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Securities and Exchange Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

         Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our Securities and Exchange Commission filings at the commission's website at http://www.sec.gov.

         This prospectus, which constitutes a part of the registration statement, does not contain all the information you can find in the registration statement on Form S-3 or its exhibits. You may read and copy the registration statement on Form S-3 and any of its supplements and amendments, including exhibits, at the Securities and Exchange Commission's public reference rooms, or request copies by writing or calling the Securities Exchange Commission or downloading it from the Securities and Exchange Commission's website.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed March 31, 1999;

         2.       SFX's Current Report on Form 8-K dated April 14, 1999; and

         3. The description of SFX Class A common stock contained in the registration statement on Form 8-A filed on April 13, 1998.

         All reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment which indicates that all securities offered under this prospectus have been sold or which deregisters all securities remaining unsold, shall be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

         We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct such requests to: SFX Entertainment, Inc., 650 Madison Avenue, 16th Floor, New York, New York 10022, (212) 838-3100, Attention: Director of Investor Relations.

                           --------------------------

                             ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf registration" process. You should read both this prospectus and any related prospectus supplement together with additional information described under "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

         All references in this prospectus to "SFX," "Company," "we," "us," or "our" mean SFX Entertainment, Inc., including the entities acquired by SFX and its subsidiaries.

                           --------------------------

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

         We believe that certain statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are considered prospective. The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

         o statements before, after or including the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate" or "continue" or the negative or other variations of these words; and

         o        other statements about matters that are not historical facts.

         We may be unable to achieve future results covered by the forward-looking statements. The statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results that the statements express or imply. See "Risk Factors." Please do not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                  THE COMPANY

SFX ENTERTAINMENT, INC.
650 Madison Avenue, 16th Floor
New York, New York  10022
(212) 838-3100

         SFX is the world's largest diversified promoter, producer and venue operator for live entertainment events. In addition, SFX is a leading fully-integrated sports marketing and management company specializing in the representation of athletes and broadcasters, integrated event management, television programming and production and marketing consulting services. SFX owns, partially or entirely, and/or operates under lease or exclusive booking arrangements, the largest network of venues used principally for music concerts and other live entertainment events in the United States, with 82 venues in 31 of the top 50 markets, including 16 amphitheaters in the top 10 markets. SFX also develops and manages touring Broadway shows selling subscription series in 38 markets.

                                  RISK FACTORS

         You should carefully consider and evaluate the risk factors discussed below, as well as all of the other business, financial and legal information incorporated by reference into or contained elsewhere in this prospectus, before making an investment in the Class A common stock.

IF SFX IS UNABLE TO INTEGRATE THE OPERATIONS OF ITS VARIOUS BUSINESSES, ITS OVERALL BUSINESS MAY SUFFER

         SFX has grown rapidly since it was formed in December 1997, mainly by acquiring established live entertainment businesses. For example, as of December 31, 1998, on a pro forma basis, SFX's 1999 acquisitions represented 15% of SFX's revenues and 25% of its assets. If SFX is unable to integrate its various businesses effectively, then SFX's business, financial condition and operating results may suffer.

         As you evaluate SFX's prospects, you should consider the many risks SFX will encounter during its process of integrating these acquired businesses, including:

         o the distraction of management's attention from other business concerns;

         o SFX's entry into markets where it has previously limited or no experience; and

         o potential loss of key employees or customers of the acquired businesses.

Although SFX's management has significant experience, it may be unable to effectively integrate the acquired businesses without encountering the difficulties described above, and the combined companies may not benefit as expected from the integration.

SFX HAS A SUBSTANTIAL AMOUNT OF DEBT, WHICH MAY HARM IT AND ITS STOCKHOLDERS

         SFX has a substantial amount of debt, and the amount of its debt is likely to substantially increase in the future. SFX's consolidated debt as of April 8, 1999 was approximately $846.0 million, including $17.1 million of notes issued in connection with certain acquisitions that is included in deferred purchase consideration.

         The amount of SFX's debt could harm the holders of its Class A common stock by, among other things:

         o making SFX more vulnerable to general adverse economic and industry conditions;

         o limiting SFX's ability to obtain money to pay for future acquisitions, working capital, capital expenditures and other general corporate requirements;

         o dedicating more of SFX's cash flow to paying off its debt, which will reduce the amount of cash available to pay for working capital, capital expenditures or other general corporate needs;

         o limiting SFX's flexibility in planning for, or reacting to, changes in its business and the industry; and

         o placing SFX at a competitive disadvantage to competitors that have less debt.

         SFX's ability to pay principal and interest on its debt on time, to refinance its debt, or to pay for planned expenditures will depend on various factors, some of which it will not be able to control. These factors include restrictions contained in its credit facility and the indentures relating to its notes, which may limit SFX's ability to, among other things, borrow additional funds. SFX may be unable to generate enough money to pay its debts because of insufficient cash flow from operations or because it is not able to raise additional capital funds by selling securities. SFX may also be required to refinance a part of its debt before the debt matures.

SFX'S CREDIT FACILITY AND INDENTURES RESTRICT ITS OPERATIONS

         SFX's indentures and its credit facility restrict its and its subsidiaries' ability to, among other things:

         o        sell or transfer assets;

         o        incur additional debt;

         o        repay other debt;

         o        pay dividends;

         o        make certain investments or acquisitions;

         o        repurchase or redeem capital stock;

         o        engage in mergers or consolidations; and

         o engage in certain transactions with subsidiaries and affiliates.

         The indentures and the credit facility also require SFX to comply with certain financial ratios. These restrictions may interfere with SFX's ability to obtain financing or to engage in other necessary or desirable business activities.

         If SFX cannot comply with the requirements in its credit facility, then the lenders may require SFX to repay immediately all of its outstanding debt under its credit facility. If SFX's debt payments were accelerated, SFX's assets might not be sufficient to fully repay its debt. These lenders may also require SFX to use all of its available cash to repay its debt or may prevent SFX from making payments to other creditors on certain portions of its outstanding debt.

         SFX may not be able to obtain a waiver of these provisions or refinance its debt, if needed. In such a case, SFX's business, results of operations and financial condition would suffer.

IF SFX IS UNABLE TO COMPLETE OTHER ACQUISITIONS IN THE FUTURE, SFX'S BUSINESS AND STOCK PRICE MAY SUFFER

         SFX is currently negotiating additional acquisitions and expects to seek additional acquisitions of live entertainment and related businesses in the future. However, it may be unable to:

         o        identify and acquire additional suitable businesses;

         o        obtain the financing necessary to acquire the businesses; or

         o obtain lenders' consents under its credit facility to acquire the businesses.

SFX's inability to obtain financing for future acquisitions or to complete acquisitions due to regulatory concerns could damage SFX's business, financial condition and results of operations, and, therefore, adversely affect its stock price.

         Even if SFX is able to complete future acquisitions, they could result in SFX: issuing more of its stock, which may dilute the value of existing common stock; incurring a substantial amount of additional debt; and/or amortizing expenses related to goodwill and other intangible assets. Any or all of these actions could damage SFX's business, financial condition and results of operations.

SFX WILL BE REQUIRED TO MAKE LARGE PAYMENTS UPON A CHANGE OF CONTROL, WHICH MAY HARM SFX'S FINANCIAL CONDITION

         SFX has obligations to make payments upon certain change of control events. If it makes the payments, it may lose necessary operating funds. If it cannot make the payments, it may be sued or forced into bankruptcy.

         If Mr. Sillerman directly or indirectly owns less than 30% of the combined voting power of the Class A and Class B common stock, then a "Change in Control" will occur under SFX's credit facility. This would require SFX to repay all outstanding debt under its credit facility. Mr.

Sillerman currently holds approximately 34.4% of SFX's voting power. This amount will decrease if SFX sells additional voting stock to third parties or issues it in acquisitions.

         Additionally, if anyone other than Mr. Sillerman becomes the beneficial owner of over 35% of the voting power of SFX's outstanding common stock, then a "Change in Control" will occur under SFX's indentures. This would require SFX to offer to repurchase its outstanding notes at a premium.

SFX MAY BE FORCED TO SELL SOME OF ITS SUBSIDIARIES, WHICH MAY PREVENT SFX FROM REALIZING THE FULL VALUE OF THESE SUBSIDIARIES

         SFX has granted rights to re-purchase some of its subsidiaries. These rights may discourage potential bidders for the affected assets from negotiating with SFX, and may keep SFX from realizing the full productive value of these subsidiaries over time.

         PACE. In connection with SFX's acquisition of PACE Entertainment Corporation, Brian Becker received an option to acquire PACE's motor sports business--or, if that business is sold, PACE's theatrical business--at its fair market value. Mr. Becker may only exercise this option within 15 days after February 25, 2000. Mr. Becker's exercise of this option would result in termination of his employment agreement. Mr. Becker's exercise of this option could damage SFX's business, financial condition and results of operations.

         In addition, from February 25, 1999 to February 25, 2000, Mr. Becker will also have a right of first refusal under certain circumstances to acquire PACE's theatrical or motor sports line of business at a price equal to 95% of any proposed purchase price by a third party. On a pro forma basis for SFX's 1998 and 1999 acquisitions, specialized motor sports would have accounted for approximately 4.1%, and theatrical would have accounted for approximately 17.5%, of SFX's total net revenues for the year ended December 31, 1998.

         Don Law. In connection with SFX's acquisition of Blackstone Entertainment, LLC, also known as "Don Law," SFX granted the seller a right of first offer and refusal. The right allows the seller to purchase, with certain exceptions, the assets SFX acquired in the acquisition if SFX elects to sell those assets before July 2, 2000.

         BGP. SFX has agreed that it will not sell the assets of BG Presents, Inc. before February 24, 2001, without giving the sellers the opportunity to purchase the assets on the same terms.

         Other Acquisitions. In addition, SFX has granted similar rights of first refusal to sellers in certain other acquisitions.

SFX MAY HAVE LOWER REVENUES IF IT IS UNABLE TO SECURE APPROPRIATE ARTISTS, EVENTS AND VENUES

         As a participant in the live entertainment industry, SFX's ability to generate revenues is highly sensitive to public tastes, which are unpredictable. A change in public tastes, an increase in competition or a lack of performer or event availability could damage SFX's business, financial condition and results of operations. Similarly, SFX's ability to generate revenues from live entertainment events may be limited if other competitive forms of entertainment are available. Since SFX relies on unrelated parties to create and perform live entertainment content, any lack of availability of popular musical artists, touring Broadway shows, specialized motor sports talent and other performers could limit SFX's ability to generate revenues.

         SFX requires access to venues to generate revenues from live entertainment events. It operates a number of its live entertainment venues under leasing or booking agreements. SFX's long-term success will depend in part on its ability to renew these agreements when they expire or end. SFX may be unable to renew these agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with new venues.

SFX MAY HAVE ENVIRONMENTAL LIABILITIES THAT COULD AFFECT ITS RESULTS OF OPERATIONS OR FINANCIAL CONDITION

         SFX may be subject to significant environmental liabilities. SFX owns or leases, or has other contractual interests in, numerous pieces of real property, many of which SFX recently acquired. SFX's properties are subject to environmental laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances or materials. SFX's properties may also be subject to noise level restrictions, which may affect, among other things, the hours of operation of SFX's venues. Additionally, certain laws and regulations could hold SFX strictly, jointly and severally responsible for the correction of hazardous substance contamination at its facilities or at third-party waste disposal sites, and could hold it responsible for any personal or property damage related to the contamination.

THE DEPARTMENT OF JUSTICE INVESTIGATION MAY HARM SFX'S OPERATIONS

         SFX has received a preliminary inquiry from the Department of Justice seeking information on SFX's acquisitions of live entertainment venues and businesses throughout the United States. The Department of Justice is investigating whether these acquisitions might give SFX undue market power in producing, promoting or exhibiting live entertainment events. SFX has cooperated with the Department of Justice, and believes that its operations and plan of acquisitions comply with applicable antitrust laws. However, if the Department of Justice disagrees, it might file a lawsuit to force SFX to divest itself of some of its operations. If such a lawsuit were filed, SFX would vigorously defend the case. However, if such lawsuit were decided adversely to SFX, it could have a material adverse impact on SFX's business, results of operations and financial condition.

BECAUSE A CHANGE OF CONTROL OF SFX WOULD BE DIFFICULT TO ACHIEVE, HOLDERS OF SFX STOCK MAY NOT HAVE THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES

         Holders of Class A common stock could receive a premium for their shares upon a change of control of SFX. The holders of Class A common stock may be less likely to receive a premium for their shares, however, because a change of control would be difficult to achieve without the cooperation of SFX's principal stockholders and its board of directors. There are several factors that would make a change of control difficult, including:

         o SFX has issued, and may issue in the future, shares of Class B common stock, which has 10 votes per share in most matters. The two current holders of Class B common stock control approximately 38.0% of SFX's total voting power. Therefore, they probably will be able to block any potential change of control transaction that they oppose.

         o SFX's certificate of incorporation allows its board of directors to issue up to 25 million shares of preferred stock. If SFX issues shares of preferred stock with voting rights, this issuance could dilute the voting rights of holders of SFX's common stock and could delay or prevent a change in control.

         o Section 203 of the Delaware General Corporation Law prohibits SFX from engaging in a "business combination" with an "interested stockholder" for three years after the person became an interested stockholder, unless the business combination is approved in a particular manner. Therefore,
                  Section 203 could delay or prevent a change in control of SFX.

         o SFX's board of directors has also adopted other programs, plans and agreements that may make a change of control more expensive, such as severance payments and immediate vesting of stock options upon a change of control.

SFX'S OPERATIONS MAY SUFFER FROM YEAR 2000 COMPUTER PROBLEMS

         Year 2000 issues exist when computers record dates using two digits rather than four, and then use the dates for arithmetic operations, comparisons or sorting. A two-digit recording may recognize a date using "00" as 1900 rather than 2000, which could cause computer systems to perform inaccurate computations or fail to operate. Although SFX does not anticipate being subject to a material impact in this area, if it and the companies with which it does business do not take adequate preventative action, then the Year 2000 problem could damage SFX's business, financial condition and results of operations.

                                USE OF PROCEEDS

         SFX will not receive any of the proceeds from sales of the shares being offered by this prospectus. See "Selling Stockholders" for a list of the persons who will receive the proceeds from these sales.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Pursuant to the Certificate of Incorporation and Bylaws, the board of directors (the "Board") manages the business of SFX. The Board conducts its business through meetings of the Board and its committees. The standing committees of the Board are described below.

         The Bylaws authorize the Board to fix the number of directors from time to time. The number of directors of SFX is currently eleven. All directors hold office until the next annual meeting of stockholders following their election or until their successors are elected and qualified. Officers of SFX are to be elected annually by the Board and serve at the Board's discretion. In the election of directors, the holders of the Class A common stock are entitled by class vote, exclusive of all other stockholders, to elect two-sevenths, rounded up, of the directors to serve on the Board, with each share of the Class A common stock entitled to one vote.

         Currently, the Board consists of:

         o the individuals who previously served as directors of SFX Broadcasting ("Broadcasting");

         o Brian Becker, who was appointed to the SFX board of directors upon the consummation of the PACE acquisition; and

         o David Falk, the Chairman and a founder of FAME, who was appointed as a director and a Member of the Office of the Chairman of SFX upon the consummation of the FAME acquisition.

         All of the individuals who previously served as directors of Broadcasting ceased to be directors of Broadcasting at the time of the Broadcasting merger.

         In addition, SFX appointed Robert Gutkowski and John Boyle as non-voting observers to the Board. Mr. Gutkowski was appointed upon the consummation of the Marquee merger and John Boyle was appointed upon the consummation of the Cellar Door acquisition.

         All of the executive officers of Broadcasting entered into five-year employment agreements with SFX, except D. Geoffrey Armstrong, who resigned as an executive officer of SFX. See "--Employment Agreements and Arrangements with Certain Officers and Directors."

         The following table sets forth information as to the directors and the executive officers of SFX:

                                                                                                    AGE AS OF
              NAME                               POSITION(S) HELD WITH SFX                        APRIL 5, 1999
 -------------------------------  ---------------------------------------------------------    ---------------------
 Robert F.X. Sillerman.........   Director, Executive Chairman and Member of the Office                 50
                                  of the Chairman


                                       9

 Michael G. Ferrel ............   Director, President, Chief Executive Officer and Member               50
                                  of the Office of the Chairman
 Brian E. Becker ..............   Director, Executive Vice President and Member of the                  42
                                  Office of the Chairman
 David Falk ...................   Director and Member of the Office of the Chairman                     48
 Howard J. Tytel ..............   Director, Executive Vice President, General Counsel,                  52
                                  Secretary and Member of the Office of the Chairman
 Thomas P. Benson .............   Director, Vice President and Chief Financial Officer                  36
 Richard A. Liese .............   Director, Senior Vice President and Associate General                 48
                                  Counsel
 D. Geoffrey Armstrong ........   Director                                                              41
 James F. O'Grady, Jr. ........   Director                                                              71
 Paul Kramer ..................   Director                                                              67
 Edward F. Dugan ..............   Director                                                              64
 Robert M. Gutkowski ..........   Non-voting observer to Board of Directors                             51
 John J. Boyle ................   Non-voting observer to Board of Directors                             65

         ROBERT F.X. SILLERMAN has served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX since its formation in December 1997. Mr. Sillerman also served as the Executive Chairman of Broadcasting from July 1, 1995 until the consummation of the Broadcasting merger. From 1992 through June 30, 1995, Mr. Sillerman served as Chairman of the board of directors and Chief Executive Officer of Broadcasting. Mr. Sillerman is Chairman of the board of directors and Chief Executive Officer of SCMC, a private company that makes investments in and provides financial consulting services to companies engaged in the media business, and of TSC, a private company that makes investments in and provides financial advisory services to media-related companies. Through privately held entities, Mr. Sillerman controls the general partner of Sillerman Communications Partners, L.P., an investment partnership. Mr. Sillerman is also the Chairman of the board of directors and a founding stockholder of Marquee, which was a publicly-traded company prior to its merger with SFX in 1999; Marquee is engaged in various aspects of the sports, news and other entertainment industries. Mr. Sillerman is also a founder and a significant stockholder of Triathlon, a publicly-traded company that owns and operates radio stations in medium and small-sized markets in the mid-western and western United States. For the last twenty years, Mr. Sillerman has been a senior executive of and principal investor in numerous entities in the broadcasting business. In 1993, Mr. Sillerman became the Chancellor of the Southampton campus of Long Island University.

         MICHAEL G. FERREL has served as the President, Chief Executive Officer, a Member of the Office of the Chairman and a director of SFX since its formation in December 1997. Mr. Ferrel also served as the President, Chief Executive Officer and a director of Broadcasting from November 22, 1996 until the consummation of the Broadcasting merger. Mr. Ferrel served as

President and Chief Operating Officer of Multi-Market Radio, Inc., a wholly-owned subsidiary of Broadcasting ("MMR"), and a member of MMR's board of directors since MMR's inception in August 1992 and as Co-Chief Executive Officer of MMR from January 1994 to January 1996, when he became the Chief Executive Officer. From 1990 to 1993, Mr. Ferrel served as Vice President of Goldenberg Broadcasting, Inc., the former owner of radio station WPKX-FM, Springfield, Massachusetts, which was acquired by MMR in July 1993.

         BRIAN E. BECKER has served as an Executive Vice President, a Member of the Office of the Chairman and a director of SFX since the consummation of the PACE acquisition in February 1998. Mr. Becker has served as Chief Executive Officer of PACE since 1994 and as President of PACE in 1996. He first joined PACE as the Vice President and General Manager of PACE's theatrical division at the time of that division's formation in 1982, and subsequently directed PACE's amphitheater development efforts. He served as Vice Chairman of PACE from 1992 until he was named its Chief Executive Officer in 1994.

         DAVID FALK serves as a Member of the Office of the Chairman and a director of SFX. Mr. Falk serves as a director and as Chairman of SFX's sports group and several subsidiaries within SFX's sports group, which includes FAME. Mr. Falk, who has represented professional athletes for over twenty years, is presently a Director, Chairman and Chief Executive Officer of FAME, positions he has held since he founded FAME in 1992. Mr. Falk also serves as Chairman of the HTS Sports-a-Thon to benefit the Leukemia Society of America, is a member of the Executive Committee of the College Fund and is on the Board of Directors of the Juvenile Diabetes Foundation and Share the Care for Children.

         HOWARD J. TYTEL has served as an Executive Vice President, General Counsel, Secretary and a director of SFX since its formation in December 1997. In January 1999, Mr. Tytel was elected as a Member of the Office of the Chairman. Mr. Tytel also served as a director, General Counsel, Executive Vice President and Secretary of Broadcasting from 1992 until the consummation of the Broadcasting merger. Mr. Tytel is Executive Vice President, General Counsel and a Director of SCMC and TSC and holds an economic interest in those companies. Mr. Tytel is a Director and a founder of Marquee and a founder of Triathlon. Mr. Tytel was a Director of Country Music Television from 1988 to 1991. From March 1995 until March 1997, Mr. Tytel was a Director of Interactive Flight Technologies, Inc., a publicly-traded company providing computer-based in-flight entertainment. For the last twenty years, Mr. Tytel has been associated with Mr. Sillerman in various capacities with entities operating in the broadcasting business. From 1993 to 1998, Mr. Tytel was Of Counsel to the law firm of Baker & McKenzie, which represented Broadcasting and currently represents SFX and other entities with which Messrs. Sillerman and Tytel are affiliated on various matters.

         THOMAS P. BENSON has served as the Vice President, Chief Financial Officer and a director of SFX since its formation in December 1997. Mr. Benson also served as the Chief Financial Officer and a director of Broadcasting, having served in such capacity from November 22, 1996 until the consummation of the Broadcasting merger. Mr. Benson became the Vice President of Financial Affairs of Broadcasting in June 1996. He was the Vice President--External and International Reporting for American Express Travel Related Services Company from September 1995 to June 1996. From 1984 through September 1995, Mr. Benson worked at Ernst & Young LLP as a staff accountant, senior accountant, manager and senior manager.

         RICHARD A. LIESE has served as a Senior Vice President since September, 1998, and as a Vice President, Associate General Counsel and a director of SFX since its formation in December 1997. Mr. Liese also served as a director, Vice President and Associate General Counsel of Broadcasting, having served in such capacity from 1995 until the consummation of the Broadcasting merger. Mr. Liese has also been the Assistant General Counsel and Assistant Secretary of SCMC since 1988. In addition, from 1993 until April 1995, he served as Secretary of MMR.

         D. GEOFFREY ARMSTRONG has served as a director of SFX since its formation in December 1997. He served as an Executive Vice President of SFX from its formation until September 1, 1998. Mr. Armstrong currently serves as a director of Capstar Broadcasting Corporation, a publicly-traded radio broadcasting company. Mr. Armstrong also served as the Chief Operating Officer and an Executive Vice President of Broadcasting, having served in such capacity from November 22, 1996 until the consummation of the Broadcasting merger. Mr. Armstrong served as a director of Broadcasting from 1993 until the consummation of the Broadcasting merger. Mr. Armstrong became the Chief Operating Officer of Broadcasting in June 1996 and the Chief Financial Officer, Executive Vice President and Treasurer of Broadcasting in April 1995. Mr. Armstrong was Vice President, Chief Financial Officer and Treasurer of Broadcasting from 1992 until March 1995. He had been Executive Vice President and Chief Financial Officer of Capstar, a predecessor of Broadcasting, since 1989. From 1988 to 1989, Mr. Armstrong was the Chief Executive Officer of Sterling Communications Corporation.

         JAMES F. O'GRADY, JR. has served as a director of SFX since its formation in December 1997. Mr. O'Grady also served as a director of Broadcasting prior to the consummation of the Broadcasting merger. Mr. O'Grady has been President of O'Grady and Associates, a media brokerage and consulting company, since 1979. Mr. O'Grady has been a director of Orange and Rockland Utilities, Inc. and of Video for Broadcast, Inc. since 1991, respectively. Mr. O'Grady has been the co-owner of Allcom Marketing Corp., a corporation that provides marketing and public relations services for a variety of clients, since 1985, and has been Of Counsel to Cahill and Cahill, Brooklyn, New York, since 1986. He also served on the Board of Trustees of St. John's University from 1984 to 1996, and has served as a director of The Insurance Broadcast System, Inc. since 1994.

         PAUL KRAMER has served as a director of SFX since its formation in December 1997, served as a director of Broadcasting prior to the Broadcasting merger and currently serves as a director of Nations Flooring, Inc. Mr. Kramer has been a partner in Kramer & Love, financial consultants specializing in acquisitions, reorganizations and dispute resolution, since 1994. From 1992 to 1994, Mr. Kramer was an independent financial consultant. Mr. Kramer was a partner in the New York office of Ernst & Young LLP from 1968 to 1992.

         EDWARD F. DUGAN has served as a director of SFX since its formation in December 1997. Mr. Dugan also served as a director of Broadcasting prior to the Broadcasting merger. Mr. Dugan is President of Dugan Associates Inc., a financial advisory firm to media and entertainment companies, which he founded in 1991. Mr. Dugan was an investment banker with Paine Webber Inc., as a Managing Director, from 1978 to 1990, with Warburg Paribas Becker Inc., as President, from 1975 to 1978 and with Smith Barney Harris Upham & Co., as a Managing Director, from 1961 to 1975.

         ROBERT M. GUTKOWSKI has served as a non-voting observer to the board of directors of SFX since the consummation of the Marquee merger in March 1999. Mr. Gutkowski served as President, Chief Executive Officer and a director of Marquee from December 1995 until the consummation of the Marquee merger. Since March 1997, Mr. Gutkowski has been a member of the board of directors of the Professional Bowlers Association. Mr. Gutkowski has more than 20 years of experience in the television, sports and entertainment industries. From September 1994 until December 1995, Mr. Gutkowski was a consultant to sports-related businesses. From November 1991 to September 1994, he served as President and Chief Executive Officer of Madison Square Garden Corporation, where he oversaw the operations of the New York Knicks, the New York Rangers, the MSG Entertainment Group, the MSG Cable Network, Madison Square Garden and the Paramount Theater. From July 1990 to November 1991, Mr. Gutkowski served as President of MSG Entertainment Group, having served as Executive Vice President thereof from September 1987 to July 1990. From October 1985 to September 1987, he served as President of Madison Square Garden Network. Prior to his tenure at Madison Square Garden, Mr. Gutkowski was Vice President-Sales for Paramount Television Domestic Distribution. From February 1981 to September 1983, Mr. Gutkowski was Vice President-Programming for ESPN.

         JOHN J. BOYLE has served as a non-voting observer to the board of directors of SFX and the Chairman of SFX's Music Group since the consummation of the Cellar Door acquisition in February 1999. Mr. Boyle served as the Chief Executive Officer and Chairman of the board of directors of Cellar Door prior to the consummation of the Cellar Door acquisition. Mr. Boyle purchased Cellar Door in 1963, and has been in the concert promotion business for over thirty years.

         AUDIT COMMITTEE

         The Audit Committee reviews and reports to the Board on various auditing and accounting matters, including the selection, quality and performance of SFX's internal and external accountants and auditors, the adequacy of its financial controls and the reliability of financial information reported to the public. The Audit Committee also reviews certain related-party transactions and potential conflict-of-interest situations involving officers, directors or stockholders of SFX. The members of the Audit Committee are Messrs. Kramer, O'Grady and Dugan.

         COMPENSATION COMMITTEE

         The Compensation Committee reviews and makes recommendations with respect to certain SFX compensation programs and compensation arrangements with respect to certain officers, including Messrs. Sillerman, Ferrel, Tytel, Benson and Liese. The members of the Compensation Committee are Messrs. Kramer, O'Grady and Dugan, none of whom is a current or former employee or officer of Broadcasting or SFX.

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Board approved the issuance of shares of Class A common stock to holders, as of the SFX spin-off record date, of stock options or SARs of Broadcasting, whether or not vested. These holders included the members of the Compensation Committee. The issuance was approved to allow the holders of these options and SARs to participate in the SFX spin-off in a similar manner as holders of Broadcasting's Class A common stock and as consideration for past services to SFX. In connection with this issuance, Mr. Kramer received 13,000 shares of Class A common stock, Mr. O'Grady received 13,000 shares of Class A common stock and Mr. Dugan received 3,000 shares of Class A common stock.

         STOCK OPTION COMMITTEE

         The Stock Option Committee grants options, determines which employees and other individuals performing substantial services to SFX may be granted options and determines the rights and limitations of options granted under SFX's plans. The members of the Stock Option Committee are Messrs. Kramer, O'Grady and Dugan.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE
                      FOR THE YEAR ENDED DECEMBER 31, 1998

         The following table sets forth the annual and long-term compensation earned by the Executive Chairman and SFX's four other most highly compensated executive officers (the "Named Executive Officers") during 1998. SFX did not pay any compensation to its executive officers in 1997 or 1996.

                                                    ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                                 ---------------------------     -------------------------------------
                                                                                   RESTRICTED          SECURITIES
                                                                                     STOCK             UNDERLYING
             NAME AND POSITION                   SALARY(1)         BONUS          AWARDS($)(2)      OPTION AWARDS (#)
---------------------------------------------    -----------    ------------     ---------------    ------------------
Robert F.X. Sillerman                              $291,667         --              $14,250,000               620,000
   Executive Chairman and Member of the
   Office of the Chairman
Michael G. Ferrel                                   204,167         --                4,275,000               225,000
   President, Chief Executive Officer and
   Member of the Office of the Chairman
Brian E. Becker                                     245,000         --                       --                75,000
   Executive Vice President and Member of
   the Office of the Chairman
David Falk                                          183,750         --                       --               100,000
   Member of the Office of the Chairman
Howard J. Tytel                                     175,000         --                2,280,000               105,000
   Executive Vice President, General
   Counsel, Secretary and Member of the
   Office of the Chairman

--------------------

(1) SFX began compensating Messrs. Sillerman and Ferrel upon the consummation of the Broadcasting merger, which occurred on May 29, 1998. SFX began compensating Mr. Falk on June 4, 1998, upon the consummation of the FAME acquisition. SFX began compensating Mr. Tytel on June 1, 1998. SFX began compensating Mr. Becker upon the consummation of the PACE acquisition, which occurred on February 25, 1998. See "Certain Relationships and Related Party Transactions" for additional transactions between SFX and the Named Executive Officers.

(2)  In connection with entering into new employment agreements, SFX awarded
     Mr. Sillerman 500,000 and Mr. Ferrel 150,000 restricted shares of Class B common stock and Mr. Tytel was awarded 80,000 restricted shares of Class A common stock. Each such individual paid $2.00 per share for such restricted stock. The price of Class A common stock, as reported on the Nasdaq National Market, was $30.50. The value of the shares of restricted stock is reported in the table above. On December 31, 1998, the closing price of Class A common stock, as reported on the Nasdaq National Market, was $54.875. On December 31, 1998, the value of the shares of restricted stock held by Messrs. Sillerman, Ferrel and Tytel was $26,437,500, $7,931,250 and $4,230,000, respectively. All calculations of the value of the restricted stock assumes that the shares of Class B common stock are equal in value to the shares of Class A common stock.

         In addition to the foregoing, SFX has approved the issuance of stock options to the Named Executive Officers under the newly adopted incentive stock option plan, which is subject to stockholder approval. SFX expects to submit such stock option plan for stockholder approval at its annual meeting scheduled to be held in spring of 1999. See "-- Proposed Stock Option Plan."

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

         The following table sets forth, for each of the Named Executive Officers, certain information concerning the exercise of stock options during 1998, including the year-end value of unexercised options.

                                                                                      NUMBER OF
                                                                                     SECURITIES         VALUE OF
                                                                                     UNDERLYING        UNEXERCISED
                                                                                     UNEXERCISED      IN-THE-MONEY
                                                                                     OPTIONS AT        OPTIONS AT
                                                                                     FY-END (#)       FY-END ($)(1)
                                           SHARES ACQUIRED                          EXERCISABLE/      EXERCISABLE/
                  NAME                     ON EXERCISE (#)    VALUE REALIZED ($)    UNEXERCISABLE     UNEXERCISABLE
--------------------------------------     ---------------    ------------------    -------------     -------------
Robert F.X. Sillerman                             0                    0                0/620,000      0/15,268,750
Michael G. Ferrel                                 0                    0                0/225,000       0/5,562,500
Brian E. Becker                                   0                    0                 0/75,000       0/1,225,000
David Falk                                        0                    0                0/100,000       0/1,325,500
Howard J. Tytel                                   0                    0                0/105,000       0/2,588,125

------------------
(1) Calculated by determining the difference between the closing price of Class A common stock as reported on the Nasdaq National Market on December 31, 1998 ($54.875) and the exercise price of the options.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth information with respect to each grant of stock options during 1998 to the Named Executive Officers.

                                                                                          POTENTIAL REALIZABLE VALUE
                                                                                          AT ASSUMED ANNUAL RATES OF
                                                                                           STOCK PRICE APPRECIATION
                                                                                          FOR OPTION TERM (10 YEARS)
                                                  INDIVIDUAL GRANTS                                  (1)
                              ---------------------------------------------------------   --------------------------
                               NUMBER OF
                               SECURITIES                      EXERCISE
                               UNDERLYING     % OF TOTAL        OR BASE
                                OPTIONS/    OPTIONS GRANTED      PRICE
                               GRANTED      TO EMPLOYEES IN    ($/SHARE)    EXPIRATION
            NAME                  (#)         FISCAL YEAR         (2)        DATE (3)          5% ($)        10% ($)
----------------------------  -----------   ---------------    ---------    ----------      ----------    -----------
Robert F.X. Sillerman             250,000        12.9%           $43.25       5/27/08       $6,812,500    $17,192,500
                                  250,000        12.9            29.125       4/27/08        4,586,250     11,576,250
                                  120,000         6.2              5.50       1/15/08          416,400      1,050,000

Michael G. Ferrel                 100,000         5.2             43.25       5/27/08        2,725,000      6,877,000
                                   75,000         3.9            29.125       4/27/08        1,375,875      3,472,875
                                   50,000         2.6              5.50       1/15/08          173,500        437,500

Brian E. Becker                    50,000         2.6             43.25       5/27/08        1,362,500      3,438,500
                                   25,000         1.3            29.125       4/27/08          458,625      1,157,625

David Falk                        100,000         5.2             41.62        6/4/08        2,622,000      6,618,000

Howard J. Tytel                    50,000         2.6             43.25       5/27/08        1,362,500      3,438,500
                                   30,000         1.6            29.125       4/27/08          550,350      1,389,150
                                   25,000         1.3              5.50       1/15/08           86,250        218,750

----------------------

(1) The dollar gains under these columns result from calculations required by the Commission and assume 5% and 10% growth rates in the trading prices of the Class A common stock. The figures given are not intended to forecast future price appreciation of the Class A common stock. The gains reflect a future value based upon growth at these prescribed rates.

(2) The $43.25 and $29.125 exercise prices represent the fair market value of a share of Class A common stock on the date of grant. On January 15, 1998 the shares of Class A common stock had not yet commenced trading on the Nasdaq National Market System. The Board of Directors of SFX determined that $5.50 was the fair market value of a share of Class A common stock on January 15, 1998.

(3) The stock options which expire on April 27, 2008 and May 27, 2008 vest over five years, starting one year from their date of grant. The stock options which expire on January 15, 2008 and June 4, 2008 vest entirely on the first anniversary of their date of grant.

         SFX and Broadcasting have also entered into certain agreements and arrangements with their officers and directors from time to time in the past. See "Certain Relationships and Related Transactions."

         STOCK OPTION AND RESTRICTED STOCK PLAN

         SFX's 1998 Stock Option and Restricted Stock Plan provides for the issuance of options to purchase up to 2,000,000 shares of Class A common stock. The purpose of the plan is to provide additional incentive to officers and employees of SFX. Each option granted under the plan will be designated at the time of grant as either an "incentive stock option" or a "non-qualified stock option." The plan is administered by the Stock Option Committee. The Board has approved the issuance of stock options exercisable for an aggregate of 1,982,166 shares under the plan. See "--Employment Agreements and Arrangements with Certain Officers and Directors" and "--Option Grants."

         PROPOSED STOCK OPTION PLAN

     Following a recommendation of SFX's Compensation Committee, SFX has, subject to stockholder approval, adopted a new incentive stock option plan providing for the issuance of options to purchase up to 3,000,000 shares of Class A common stock to officers and employees of SFX. The purpose of the plan is to provide additional incentive to officers and employees of SFX. In October 1998, SFX's Stock Option Committee approved the grant of options to purchase approximately 2.4 million shares to officers and employees of SFX, subject to stockholder approval of the new plan. The exercise price, based upon the then current market price of Class A common stock, would be $24 1/8 per share. Such options would vest 20% each year beginning on the first anniversary of the grant date in October 1998. SFX anticipates that the stock option plan will be submitted to a vote of the stockholders at SFX's first annual meeting scheduled to be held in the spring of 1999.


         COMPENSATION OF DIRECTORS

         Directors employed by SFX receive no compensation for attending meetings. Each non-employee director receives a fee of $1,500 for each Board meeting which he attends and is reimbursed for travel expenses. Each non-employee director who is also a member of a committee receives an additional $1,500 for each committee meeting he attends that is not held in conjunction with a Board meeting. If the committee meeting occurs in conjunction with a Board meeting, each committee member receives $500 for attending the committee meeting.

         In addition, SFX adopted a deferred compensation plan for the non-employee directors effective as of January 1, 1998. Pursuant to the plan, SFX pays each non-employee director a quarterly retainer of $7,500, at least one-half of which must be paid in shares of Class A common stock which are credited to a book-entry account maintained by SFX for each participant. Each non-employee director's account was initially credited with 5,455 shares of Class A common stock representing one year's annual retainer fee based upon $5.50 per share.

         The Board, other than Messrs. Kramer, O'Grady and Dugan, also approved the issuance of stock options to purchase 2,500 shares of Class A common stock to each of Messrs. Kramer, O'Grady and Dugan. The options will vest in one year and will have an exercise price of $5.50 per share.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS WITH CERTAIN OFFICERS AND DIRECTORS

         SFX has entered into employment agreements with each of its executive officers. The employment agreements became effective upon the Broadcasting merger or shortly thereafter, except for Mr. Becker's employment agreement, which is described below.

         AGREEMENTS WITH MESSRS. SILLERMAN, FERREL, TYTEL AND BENSON

         The respective employment agreements provide for annual base salaries of $500,000 for Mr. Sillerman, $350,000 for Mr. Ferrel, $300,000 for Mr. Tytel and $235,000 for Mr. Benson, increased annually by the greater of five percent or the rate of inflation. Each executive officer will receive a bonus to be determined annually in the discretion of the Board, on the recommendation of its Compensation Committee. Each employment agreement is for a term of five years, and unless terminated or not renewed by either party, the term will continue thereafter on a year-to-year basis on terms identical to those at the time of renewal.

         If an executive officer is terminated by SFX without Cause or if there is a Constructive Termination Without Cause as such terms are defined in the respective employment agreements then such executive officer will be entitled to receive the following payments:

         o base salary for a period of three years following his termination or until the end of the term of the employment agreement, whichever is longer;
         o a bonus for the unexpired term of the agreement, based on the bonus received for the year before termination, multiplied by the unexpired term; and
         o        options to purchase shares of Class A common stock.

         If the executive officer is terminated for any reason other than Cause, or if there is a Constructive Termination Without Cause as such terms are defined in the respective employment agreements following a change in control of SFX, then the executive officer will be entitled to receive, in addition to the foregoing, additional options to purchase shares of Class A common stock. SFX has also agreed to indemnify the executive officers for taxes incurred if any of the change of control payments are deemed "parachute payments" under the Internal Revenue Code. Mr. Tytel's agreement permits him or SFX to end his employment after one year, in which case all of his options would immediately vest, he would receive two years' salary paid in a lump sum and would be granted options to purchase between 25,000 and 50,000 shares of Class A common stock at the lowest exercise price of any options granted by SFX during that year.

         In connection with entering into the employment agreements, SFX sold shares of restricted stock at a purchase price of $2.00 per share to Messrs. Sillerman, Ferrel, Tytel and Benson. In addition, the Board, on the review and recommendation of the Compensation Committee, also approved the issuance of stock options exercisable for shares of Class A common stock to such executive officers. See "--Executive Compensation" and "--Option Grants in Last Fiscal Year."

         Upon the Broadcasting merger, SFX assumed Broadcasting's obligations arising under the employment agreements or arrangements between Broadcasting and SFX's executive officers, with certain exceptions. See "Certain Relationships and Related Transactions -- Assumption of Employment Agreements; Certain Change of Control Payments."

         BECKER EMPLOYMENT AGREEMENT

         As a condition to execution of the PACE agreement, SFX entered into an employment agreement with Brian Becker, the Chief Executive Officer and President of PACE. The agreement has a term of five years that commenced on February 25, 1998. Mr. Becker continues to be President and Chief Executive Officer of PACE. In addition, for the term of his employment, Mr. Becker will serve as a member of SFX's Office of the Chairman, an Executive Vice President of SFX and a director of each of PACE and SFX, subject to shareholder approval. During the term of his employment, Mr. Becker will receive a base salary of $294,000 for the first year, $313,760 for each of the second and third years and $334,310 for each of the fourth and fifth years and an annual bonus at the discretion of the Board.

         SFX has agreed that it will not sell either the theatrical or motor sports lines of business of PACE before February 25, 1999. If SFX sells one of the lines of business after the first anniversary, it has agreed not to sell the other line of business before March 11, 2000. Mr. Becker's employment agreement gives him a right of first refusal if, between February 25, 1999 and February 25, 2000, SFX receives a bona fide offer from a third party to purchase all or substantially all of either the theatrical or motor sports lines of business at a price equal to 95% of the proposed purchase price. The Fifth Year Put Option, as defined in the PACE acquisition agreement, will also be immediately exercisable as of such closing. If Mr. Becker does not exercise his right of first refusal and either of the theatrical or motor sports lines of business is sold, then he will have an identical right of first refusal for the sale of the remaining line of business beginning on February 25, 2000, and ending August 25, 2000. If Mr. Becker does not exercise his right of first refusal and if SFX does not consummate the proposed sale, he will be paid an administrative fee of $100,000. Mr. Becker would thereafter retain all rights to Becker's right of first refusal.

         Beginning on December 12, 1999, Mr. Becker will have the option (the "Becker Second Year Option"), exercisable within 15 days thereafter, to one or more of the following:

         o to sell to SFX any stock or options and/or any compensation to be paid to Mr. Becker by SFX;

         o to become a consultant to SFX for no more than an average of 20 hours per week for the remainder of the term at the same level of compensation set forth in his employment agreement; or

         o to acquire PACE's motor sports line of business--or, if that line of business was previously sold, PACE's theatrical line of business--at its fair market value as determined in his employment agreement.

         Exercise of the Becker Second Year Option would result in the termination of Mr. Becker's employment agreement.

         Mr. Becker's employment agreement may be terminated by SFX for Cause, as defined in the agreement, by SFX upon Mr. Becker's death or permanent disability, by Mr. Becker at any time for any reason or upon exercise of the Becker Second Year Option.

         In addition, Mr. Becker's employment may be terminated by SFX at any time in SFX's sole discretion or by Mr. Becker at any time after one of the following, among other things:

         o        failure to elect or re-elect Mr. Becker as a director of SFX;

         o a reduction in Mr. Becker's base salary or in the formula to calculate his bonus;

         o discontinuation of Mr. Becker's participation in any stock option, bonus or other employee benefit plan;

         o the sale of either the motor sports or theatrical line of business to any person other than Mr. Becker before March 7, 2000, unless Mr. Becker elected not to exercise Becker's right of first refusal;

         o        the sale of all or substantially all of the assets of PACE;

         o        a change of control of SFX; or

         o the failure by SFX to contribute any acquired business, which derives a majority of its revenues from either a theatrical or motor sports line of business, to PACE.

If Mr. Becker's employment is terminated, then, among other things:

         o from the date of termination until February 25, 2003, SFX must pay Mr. Becker the base salary and any bonus to which he would otherwise be entitled and Mr. Becker will be entitled to participate in all of the profit-sharing, retirement income, stock purchase, savings and executive compensation plans to the same extent he would otherwise have been entitled to participate;

         o for one year after the date of termination, SFX will maintain Mr. Becker's life, accident, medical, health care and disability programs or arrangements and provide Mr. Becker with use of the same office and related facilities; and

         o if the termination occurs before March 11, 2000, Mr. Becker will retain the Becker Second Year Option and Becker's right of first refusal.

         Throughout the term of his employment and for a period of 18 months thereafter, Mr. Becker has agreed not to, directly or indirectly, engage in any activity or business that is directly competitive with SFX or its affiliates or solicit any employees to leave SFX or its affiliates. However, these restrictions will not apply if Mr. Becker exercises his rights, or SFX breaches its obligations, with respect to Becker's right of first refusal or the Becker Second Year Option.

         FALK EMPLOYMENT AGREEMENT

         On April 29, 1998, SFX entered into an employment agreement with David Falk. The agreement has a term of five years commencing June 4, 1998. Mr. Falk is the Chairman of FAME and SFX's Sports Group and is a Member of the Office of Chairman of SFX and a director of SFX. Pursuant to the agreement, Mr. Falk directs the day to day operations of FAME and SFX's Sports Group and any other sports businesses acquired by SFX. The agreement provides for an annual base salary of $315,000, reviewed annually and increased by a minimum of 4.0% per year. In addition, Mr. Falk will be considered for an annual bonus consistent with the bonuses given to other senior executives of SFX. Mr. Falk received an option to purchase 100,000 shares of Class A common stock at an exercise price of $41.62 per share. The option will fully vest on June 4, 1999. In addition, SFX has agreed to make annual stock option grants to Mr. Falk to purchase at least 30,000 shares of Class A common stock in the first four years of his employment agreement.

         SFX may terminate Mr. Falk's employment at any time With or Without Cause, as defined in the agreement. If the agreement is terminated for any reason other than a voluntary termination or termination for cause, then:

         o all stock options granted pursuant to the agreement will immediately vest and become exercisable;

         o any remaining stock options to be granted pursuant to the agreement will immediately be granted and will vest and become exercisable; and

         o SFX will be obligated to pay Mr. Falk his base salary and annual bonuses at a rate equal to 50% of his base salary through the original term of the agreement, as well as certain additional benefits.

In addition, if a Change in Control, as defined in the agreement, occurs, SFX may be required to pay a portion of certain taxes incurred by Mr. Falk as a result of the Change of Control.

         For one year following the termination of the employment agreement by Mr. Falk or termination by SFX for Cause, as defined in the agreement, except in certain events, Mr. Falk has agreed that he will not become employed in any capacity by, or become an officer, director, shareholder or general partner of any entity that competes with any material business of FAME as conducted as of the closing date of the FAME acquisition and he will not solicit any employee of SFX or any entities that are directly or indirectly controlled by SFX to leave such employment.

         In the past, SFX and Broadcasting have also entered into certain additional agreements and arrangements with their officers and directors. See "Certain Relationships and Related Transactions."

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information regarding ownership of SFX's common stock as of April 4, 1999, by each executive officer of SFX, each director of SFX, the directors and executive officers of SFX as a group and each person known by SFX to own beneficially more than 5% of any class of SFX's common stock.


                                          CLASS A            CLASS A COMMON STOCK          CLASS B             PERCENT OF
                                        COMMON STOCK          AFTER THIS OFFERING        COMMON STOCK         TOTAL VOTING
                                    --------------------     --------------------     -------------------     POWER AFTER
       NAME AND ADDRESS OF         NUMBER OF   PERCENT OF   NUMBER OF   PERCENT OF   NUMBER OF   PERCENT OF       THIS
       BENEFICIAL OWNER (1)          SHARES       CLASS       SHARES      CLASS        SHARES      CLASS      OFFERING (1)
    --------------------------     ----------  ----------  ----------   ----------   ---------   ----------   ------------
Directors and Executive
   Officers:
Robert F.X. Sillerman.            2,875,704(2)    8.0%     2,875,704(2)    8.0%     1,524,168(2)     89.8%        34.4%
Michael G. Ferrel.....              180,303(3)    *          180,303(3)    *          172,869(3)     10.2          3.6
Brian E. Becker.......               44,402(4)    *           44,402(4)    *                  --       --          *
David Falk............              425,000(5)    1.2        100,000(5)    *                  --       --          *
Howard J. Tytel.......              486,340(6)    1.4        486,340(6)    1.4                --       --          *
Thomas P. Benson......               29,833(7)    *           10,833(7)    *                  --       --          *
Richard A. Liese......                4,800(8)    *            2,000(8)    *                  --       --          *
D. Geoffrey Armstrong.              192,133(9)    *           30,333(9)    *                  --       --          *
James F. O'Grady, Jr.               17,272(10)    *           4,272(10)    *                  --       --          *
Paul Kramer...........              18,422(11)    *           5,422(11)    *                  --       --          *
Edward F. Dugan.......               8,422(10)    *           5,422(10)    *                  --       --          *
All directors and executive
   officers as a group
   (11 persons).......               3,796,291   10.6%        3,258,691    9.1%        1,697,037    100.0%        38.2%
   5% Stockholders:
Ark Asset Management Co., Inc.(12)
125 Broad Street                     2,230,000    6.3%        2,230,000    6.3%               --       --          4.2%
New York, NY 10004

----------
* Less than 1%

(1) Unless otherwise set forth above, the address of each stockholder is the address of SFX, which is 650 Madison Avenue, 16th Floor, New York, New York 10022. Pursuant to Rule 13d-3 of the Exchange Act, as used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security, and a person is deemed to have "beneficial ownership" of any security that the person has the right to acquire within 60 days of April 4, 1999. Unless noted otherwise, information as to beneficial ownership is based on statements furnished to SFX by the beneficial owners, and stockholders possess sole voting and dispositive power with respect to shares listed on this table. As of April 4, 1999, there were issued and outstanding 35,548,238 shares of Class A common stock and 1,697,037 shares of Class B common stock.

(2) Includes 39,343 shares of Class A common stock held by SCMC, warrants to purchase an aggregate of 5,329 shares of Class A common stock and options to purchase an aggregate of 157,957 shares of Class A common stock held by Mr. Sillerman which are, or will become, exercisable within 60 days of April 4, 1999. Also includes 458,213 shares of Class A common stock, warrants to purchase 941 shares of Class A common stock and options to purchase 27,185 shares of Class A common stock held by Mr. Tytel that Mr. Sillerman has the right to vote. Excludes options to purchase an aggregate of 489,060 shares of Class A common stock held by Mr. Sillerman which are not exercisable within 60 days of April 4, 1999. If the 1,524,168 shares of Class B common stock held by Mr. Sillerman were included in calculating his ownership of the Class A common stock, Mr. Sillerman would beneficially own 4,399,872 shares of Class A common stock, representing approximately 11.8% of the class. See "Management--Employment Agreements and Arrangements with Certain Officers and Directors."

(3) Includes options to purchase an aggregate of 51,666 shares of Class A common stock held by Mr. Ferrel which are, or will become, exercisable within 60 days of April 4, 1999. Excludes options to purchase an aggregate of 173,334 shares of Class A common stock held by Mr. Ferrel which are not exercisable within

         60 days of April 4, 1999. If the 172,869 shares of Class B common stock held by Mr. Ferrel were included in calculating his ownership of Class A common stock, then Mr. Ferrel would beneficially own 353,172 shares of Class A common stock, representing less than 1% of the class upon closing of this offering. See "Management-- Employment Agreements and Arrangements with Certain Officers and Directors."

(4) Includes options to purchase an aggregate of 15,000 shares of Class A common stock held by Mr. Becker which will become exercisable within 60 days of April 4, 1999. Excludes options to purchase an aggregate of 65,000 shares of Class A common stock held by Mr. Becker which are not exercisable within 60 days of April 4, 1999.

(5) Includes options to purchase an aggregate of 100,000 shares of Class A common stock held by Mr. Falk which will become exercisable within 60 days of April 4, 1999.

(6) Includes warrants to purchase an aggregate of 941 shares of Class A common stock and options to purchase an aggregate of 27,185 shares of Class A common stock held by Mr. Tytel which are, or will become, exercisable within 60 days of April 4, 1999. Excludes options to purchase an aggregate of 109,049 shares of Class A common stock held by Mr. Tytel which are not exercisable within 60 days of April 4, 1999. Mr. Tytel also has an economic interest in SCMC, which beneficially owns 39,343 shares of Class A common stock, although he lacks voting or dispositive power with respect to the shares beneficially held by SCMC. Mr. Sillerman has the right to vote all of the shares of Class A common stock beneficially owned by Mr. Tytel. See "Management--Employment Agreements and Arrangements with Certain Officers and Directors."

(7) Includes options to purchase an aggregate of 10,833 shares of Class A common stock held by Mr. Benson which are, or will become, exercisable within 60 days of April 4, 1999. Excludes options to purchase an aggregate of 39,167 shares of Class A common stock held by Mr. Benson which are not exercisable within 60 days of April 4, 1999.

(8) Includes options to purchase an aggregate of 2,000 shares of Class A common stock held by Mr. Liese that will become exercisable within 60 days of April 4, 1999. Excludes options to purchase an aggregate of 8,000 shares of Class A common stock held by Mr. Liese which are not exercisable within 60 days of April 4, 1999.

(9) Includes options to purchase an aggregate of 30,333 shares of Class A common stock held by Mr. Armstrong which are, or will become, exercisable within 60 days of April 4, 1999. Excludes options to purchase an aggregate of 94,667 shares of Class A common stock held by Mr. Armstrong which are not exercisable within 60 days of April 4, 1999.

(10) Includes options to purchase an aggregate of 2,500 shares of Class A common stock held by each of Messrs. O'Grady and Dugan which are currently exercisable. Excludes 5,455 shares credited to each of these individuals' accounts in the deferred compensation plan for non-employee directors.

(11) Excludes 5,455 shares credited to Mr. Kramer's account in the deferred compensation plan for non-employee directors.

(12) Based on information contained in a Schedule 13G filed with the SEC on February 4, 1999.

POSSIBLE CHANGE IN CONTROL

         Mr. Sillerman has pledged an aggregate of 793,401 of his shares of Class B common stock as collateral for a line of credit, under which he currently has no outstanding borrowings. He continues to be entitled to exercise voting and consent rights with respect to the pledged shares, with certain restrictions. However, if he defaults in the payment of any future loans extended to him under the line of credit, the bank will be entitled to sell the pledged shares. Although the Class B common stock has 10 votes per share in most matters, the pledged shares will automatically convert into shares of Class A common stock upon such a sale. Such a sale of the pledged shares would reduce Mr. Sillerman's share of the voting power of SFX's common stock, and would therefore be likely to result in a change of control of SFX. See "Risk Factors--SFX will be required to make large payments upon a change of control, which may harm SFX's financial condition."

                              SELLING STOCKHOLDERS

         The following table sets forth certain information known to SFX with respect to the beneficial ownership of the Class A common stock as of April 4, 1999 by each selling stockholder. After this offering, each selling stockholder will own less than 1% of the Class A common stock.

                                                                    SHARES
                                                                 BENEFICIALLY                      SHARES BENEFICIALLY
                                                                 OWNED BEFORE        SHARES BEING    OWNED AFTER THIS
                                                               THIS OFFERING(1)        OFFERED           OFFERING
                                                               ----------------      ------------  -------------------
 David Falk(2) .......................................            425,000(3)            325,000         100,000(3)
 Thomas P. Benson(4) .................................             29,833(5)             19,000          10,833(5)
 Richard A. Liese(6) .................................              4,800(7)              2,800           2,000(7)
 D. Geoffrey Armstrong(8) ............................            192,133(9)            161,800          30,333(9)
 James F. O'Grady(10) ................................             17,272(11)            13,000           4,272(11)
 Paul Kramer(10) .....................................             18,422                13,000           5,422
 Edward Dugan(10) ....................................              8,422(11)             3,000           5,422(11)
 Ron Delsener (12)....................................             90,333(13)            75,000          15,333(13)
 Mitch Slater (12)....................................             92,000(14)            70,000          22,000(14)
 Kraig G. Fox (15)....................................              5,498(16)             4,298           1,200(16)
 Terry Moloney (17)...................................              1,600(18)             1,000             600(18)
 John Coughlin (19)...................................                900(20)               500             400(20)
 Lori Boxer (21)......................................              3,800(22)             3,000             800(22)
 Regina Maresca (21)..................................                700(23)               500             200(23)
 Steven F. Schankman Living Trust(24)(25) ............            282,725(26)           280,725           2,000(26)
 Schankman Family Capital Limited
   Partnership(24)(25) ...............................            210,000               210,000               0
 Irving P. Zuckerman Living Trust(24)(27) ............            282,725(26)           280,725           2,000(26)
 Zuckerman Family Capital Limited
   Partnership(24)(27) ...............................            210,000               210,000               0
 June E. Brody and Steven A. Saslow, Joint
   Tenants(28)(29)(30) ...............................            307,577               307,577               0
 Bird Family Trust u/d/o 11/18/92(28)(29)(31) ........             44,129                44,129               0
 Gary F. Bird and Valerie Bird, Cotrustees of the Bird
   Family Trust established 2/4/94(28)(29)(31) .......             80,915                80,915               0
 Smith Family Trust u/d/o 7/17/89(28).................             70,781                70,781               0
 Nicholas P. Clainos Revocable Trust(33)(34) .........             74,182                74,182               0
 Gregg W. Perloff(12)(33) ............................             61,182(32)            59,182           2,000(32)
 David Graham 1996 Irrevocable Trust dated March
   14, 1996(33)(35) ..................................             43,734                43,734               0
 Trust f/b/o Alexander K. Graham-Sult u/w/o William
   Graham(33)(35) ....................................             12,000                12,000               0

                                                                    SHARES
                                                                 BENEFICIALLY                      SHARES BENEFICIALLY
                                                                 OWNED BEFORE        SHARES BEING    OWNED AFTER THIS
                                                               THIS OFFERING(1)        OFFERED           OFFERING
                                                               ----------------      ------------  -------------------
 Peter Barsotti(33) ..................................             24,734                24,734               0
 Robert Barsotti(19)(33) .............................             24,734                24,734               0
 Michael Brigden(33)(36) .............................             24,734                24,734               0
 Stan Feig(33)(36) ...................................              6,734(32)             4,734           2,000(32)
 David M. Mayeri(19)(33) .............................             20,434(37)            19,734             700(37)
 Gerard Pompili(33) ..................................             24,734                24,734               0
 Arnold Pustilnik(19)(33) ............................             18,318(38)            18,068             250(38)
 Franklin D. Rockwell, Jr.(33) .......................             24,734                24,734               0
 Daniel L. Scher(19)(33) .............................             24,734                24,734               0
 Lee A. Smith(19)(33) ................................              5,234(39)             4,734             500(39)
 Sherry Wasserman(19)(33) ............................             25,234(39)            24,734             500(39)
 Steven Welkom(12)(33) ...............................             25,134(40)            24,734             400(40)
 Bruce Morrow ........................................              7,458                 7,458               0
 Donald Dell (21) ....................................             49,204 (41)           20,000          29,204(42)
 William J. Allard (21)  .............................             20,624(43)            17,500           3,124(44)
 Ivan G. Blumberg (21)  ..............................             17,699(45)            15,000           2,699(46)
 David A. Paro (21) ..................................              2,714(47)             2,500             214(46)
 Patricio Apey (21) ..................................              3,535(48)             3,000             535(46)
 Frank Vuono(21)(49)..................................             14,400                14,400               0
 Frederick Fried(21)(49)..............................             14,400                14,400               0
 Steven Rosner(21)(49)................................             14,400                14,400               0
 Peter L. Hughes(21)(49)..............................                300                   300               0
 E.J. Narcise(21) and Jenifer Taschner-Narcise, as  Joint
   Tenants (49).......................................                300                   300               0
 Jeff Sofka(21)(49)...................................                900                   900               0
 Eric Bechtel(21) and Felicia Bechtel, as Joint Tenants
   (49)...............................................                300                   300               0
 Leigh Steinberg(49)..................................              7,500                 7,500               0
 Deerwood Associates, L.P. (49).......................              7,500                 7,500               0

---------------------------
(1) Pursuant to Rule 13d-3 of the Exchange Act, as used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security and a person is deemed to have "beneficial ownership" of any security that the person has the right to acquire within 60 days of April 4, 1999.

(2) Mr. Falk acquired these shares of Class A common stock in the FAME acquisition. Mr. Falk has served as a Member of the Office of the Chairman and a director of SFX since June, 1998. See "Management."

(3) Includes options to purchase an aggregate of 100,000 shares of Class A common stock which will become exercisable within 60 days of April 4, 1999.

(4) Mr. Benson has served as Vice President, Chief Financial Officer and a director of SFX since December 1997. See "Management."

(5) Includes options to purchase an aggregate of 10,833 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(6) Mr. Liese has served as a Senior Vice President since September 1998 and as a Vice President and Associate General Counsel of SFX since December 1997. See "Management."

(7) Includes options to purchase an aggregate of 2,000 shares of Class A common stock which will become exercisable within 60 days of April 4, 1999.

(8) Mr. Armstrong has served as a director of SFX since December 1997. Mr. Armstrong also served as an Executive Vice President of SFX from December 1997 until September 1998. See "Management."

(9) Includes options to purchase an aggregate of 30,333 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(10)     This selling stockholder has served as a director of SFX since
         December 1997.

(11) Includes options to purchase an aggregate of 2,500 shares of Class A common stock which are currently exercisable.

(12) This selling stockholder holds officer and director positions with several of SFX's subsidiaries.

(13) Includes options to purchase an aggregate of 15,333 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(14) Includes options to purchase an aggregate of 22,000 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(15) Mr. Fox serves as the Vice President of Business/Legal Affairs of SFX and holds several officer and director positions with several of SFX's subsidiaries.

(16) Includes options to purchase an aggregate of 1,200 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(17)     Mr. Moloney serves as the Controller of SFX.

(18) Includes options to purchase an aggregate of 600 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(19) This selling stockholder holds officer positions with several of SFX's subsidiaries.

(20) Includes options to purchase an aggregate of 400 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(21)     This selling stockholder is an employee of SFX.

(22) Includes options to purchase an aggregate of 800 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(23) Includes options to purchase an aggregate of 200 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(24) These selling stockholders acquired these shares of Class A common stock in the Contemporary acquisition. Pursuant to the Contemporary acquisition agreement, 70,000 shares held by each of the Steven F. Schankman Living Trust and the Irving P. Zuckerman Living Trust were placed in escrow. SFX may, at any time prior to May 18, 1999, cancel such shares in full settlement of certain claims which SFX may make pursuant to the Contemporary acquisition agreement.

(25) Steven Schankman, who is the trustee of the Steven F. Schankman Living Trust and controls the Schankman Family Capital Limited Partnership, holds officer positions with several of SFX's subsidiaries.

(26) Includes options to purchase an aggregate of 2,000 shares of Class A common stock which will become exercisable within 60 days of April 4, 1999.

(27) Irving D. Zuckerman, who is the trustee of the Irving D. Zuckerman Living Trust and controls the Zuckerman Family Capital Limited Partnership, holds officer positions with several of SFX's subsidiaries.

(28) These selling stockholders acquired these shares of Class A common stock in the Network acquisition.

(29) An aggregate of 112,529 shares held by these selling stockholders are subject to claims of indemnification by SFX with respect to certain taxes.

(30) Each of these persons previously held officer positions with SFX; however, each is no longer employed by SFX.

(31) Gary Bird is the trustee of the Bird Family Trust u/d/o 11/18/92 and a co-trustee of the Bird Family Trust established February 4, 1994, and holds officer positions with several of SFX's subsidiaries.

(32) Includes options to purchase an aggregate of 2,000 shares of Class A common stock which will become exercisable within 60 days of April 4, 1999.

(33) These selling stockholders acquired these shares of Class A common stock in the BGP acquisition.

(34) Mr. Clainos is the trustee of the Nicholas P. Clainos Revocable Trust and holds several officer and director positions with SFX's subsidiaries.

(35) Mr. Clainos is the trustee of the Trust f/b/o Alexander K. Graham-Sult u/w/o William Graham and holds several officer and director positions with SFX's subsidiaries.

(36) This selling stockholder holds an officer position with an SFX subsidiary.

(37) Includes options to purchase an aggregate of 700 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(38) Includes options to purchase an aggregate of 250 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(39) Includes options to purchase an aggregate of 500 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(40) Includes options to purchase an aggregate of 400 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(41) Includes options to purchase an aggregate of 23,531 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(42) Includes options to purchase an aggregate of 4,329 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(43) Includes options to purchase an aggregate of 19,809 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(44) Includes options to purchase an aggregate of 3,107 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(45) Includes options to purchase an aggregate of 17,699 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(46) Represents options to purchase shares of Class A common stock, which are, or will become, exercisable within 60 days of April 4, 1999.

(47) Includes options to purchase an aggregate of 2,714 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(48) Includes options to purchase an aggregate of 3,535 shares of Class A common stock which are, or will become, exercisable within 60 days of April 4, 1999.

(49) These selling stockholders acquired these shares of Class A common stock in the ISI acquisition.

         Certain officers and directors of SFX, including David Falk, Thomas P. Benson, Richard A. Liese, D. Geoffrey Armstrong, James F. O'Grady, Paul Kramer and Edward Dugan, have agreed, subject to certain exceptions, that they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, sell any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock beneficially owned by them during the 90 day period following February 11, 1999. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the shares of Class A common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following transactions:

         o        through the Nasdaq National Market;

         o through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of Class A common stock are then listed, admitted to unlisted trading privileges or included for quotation in privately negotiated transactions; or

         o        in a combination of such methods of sale.

         The selling stockholders may sell their shares directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, the broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the selling stockholders and/or the purchasers of the shares for whom they may act as agent or to whom they sell the shares as principal or both. Such commissions, concessions, allowances or discounts might be in excess of customary amounts. Selling stockholders will make sales only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. We are not aware of any definitive selling arrangement at the date of this prospectus between any selling stockholder and any broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         In connection with the distribution of their shares, certain of the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.

         The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions.

         The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer.

         The selling stockholders may also loan or pledge their shares to a broker-dealer. The broker-dealer may then sell the loaned shares or, upon a default, may sell the pledged shares.

         The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be "underwriters" within the meaning of the Securities Act. In that case, any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

POTENTIAL CONFLICTS OF INTEREST

         Pursuant to the employment agreement entered into between Brian Becker and SFX in connection with the acquisition of PACE, Mr. Becker has the option, exercisable within 15 days after February 25, 2000, to purchase SFX's motor sports line of business or, if that line of business has been sold, SFX's theatrical line of business--at its then fair market value. Exercise of such option would result in the termination of Mr. Becker's employment agreement. Mr. Becker's option may present a conflict of interest in his role as a director of SFX. See "Risk Factors--SFX may be forced to sell some of its subsidiaries, which may prevent SFX from realizing the full value of these subsidiaries" and "Management."

AGREEMENTS PRIOR TO THE SPIN-OFF

         In January 1998, to retain the services of certain officers and directors of SFX and, if necessary, to facilitate Broadcasting's ability to pursue an alternative transaction to the SFX spin-off, as contemplated in the Broadcasting merger agreement, SFX reached an agreement with such individuals to waive the individuals' right to receive shares of SFX in the spin-off in return for the right to receive one share of Class A common stock regardless of the number of shares that were otherwise distributable in the spin-off or, in an alternative transaction, receive $4.20 in value of stock of the acquiring company or $4.20 in cash depending on the circumstances for each share of Broadcasting common stock held by them or were entitled to receive. The amount of $4.20 was based on the value attributed to the Class A common stock in the fairness opinion obtained by Broadcasting in connection with the Broadcasting merger. If the spin-off was consummated, SFX was permitted to satisfy its obligations by delivering shares in connection with the spin-off. The following table sets forth the executive officers and directors who entered into such an agreement, along with the number of shares of Broadcasting common stock that they held or were entitled to receive:

                   NAME                          SHARES OF SFX BROADCASTING
------------------------------------------   ---------------------------------
Robert F.X. Sillerman.....................   1,326,248 of Class A common stock
                                             1,024,168 of Class B common stock

Michael G. Ferrel.........................   98,637 of Class A common stock
                                             22,869 of Class B common stock

Howard J. Tytel...........................   248,615 of Class A common stock

Thomas P. Benson..........................   9,000 of Class A common stock

Richard A. Liese..........................   2,800 of Class A common stock

D. Geoffrey Armstrong.....................   161,800 of Class A common stock

James F. O'Grady, Jr......................   14,772 of Class A common stock



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

Paul Kramer...............................   15,922 of Class A common stock

Edward F. Dugan...........................   5,922 of Class A common stock

         In accordance with this agreement, SFX's obligations were deemed satisfied upon delivery of the shares in connection with the SFX spin-off. No cash payment was made.

ASSUMPTION OF EMPLOYMENT AGREEMENTS; CERTAIN CHANGE OF CONTROL PAYMENTS

         Pursuant to the terms of the distribution agreement, at the time of the consummation of the Broadcasting merger, SFX assumed all obligations under any employment agreement or arrangement between Broadcasting, or any of its subsidiaries, and any employee of SFX, including Messrs. Sillerman and Ferrel, other than obligations relating to Messrs. Sillerman's and Ferrel's change of control options and existing rights to indemnification. These assumed obligations included the obligation to make cash payments aggregating approximately $3.3 million to Mr. Sillerman, $1.5 million to Mr. Ferrel and $200,000 to Mr. Benson after the termination of their employment with Broadcasting following the Broadcasting merger. SFX has paid these amounts. In addition, SFX's assumed obligations include the duty to indemnify Messrs. Sillerman and Ferrel to the extent permitted by law for one-half of the cost of any excise tax that may be assessed against them for any change-of-control payments made to them by Broadcasting in connection with the Broadcasting merger.

INDEMNIFICATION OF MR. SILLERMAN

         On August 24, 1997, Mr. Sillerman entered into an agreement with Broadcasting and the Broadcasting buyer to waive his right to receive indemnification, except to the extent covered by


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

directors' and officers' insurance, from Broadcasting, its subsidiaries, the Broadcasting buyer and its subsidiaries for claims and damages arising out of the Broadcasting merger and related transactions. Mr. Sillerman's employment agreement with SFX provides that SFX will indemnify Mr. Sillerman for these claims and damages to the fullest extent permitted by applicable law.

RELATIONSHIP BETWEEN HOWARD J. TYTEL AND BAKER & MCKENZIE

         Howard J. Tytel, who is the Executive Vice President, General Counsel, Secretary, Member of the Office of the Chairman and a director of SFX, was "Of Counsel" to the law firm of Baker & McKenzie from 1993 to May 31, 1998. Mr. Tytel was also an executive vice president, the general counsel and a director of Broadcasting. Baker & McKenzie served as counsel to Broadcasting and currently serves as counsel to SFX and certain other affiliates of Mr. Sillerman. Baker & McKenzie formerly compensated Mr. Tytel based, in part, on the fees it received from providing legal services to Broadcasting, SFX, Marquee, other affiliates of Mr. Sillerman and other clients introduced to the firm by Mr. Tytel. Baker & McKenzie has agreed to a severance arrangement with Mr. Tytel, which is not based on fees received by Baker & McKenzie. From April 27, 1998, the date of the spin-off, until May 31, 1998, SFX incurred and paid Baker & McKenzie approximately $1.5 million for legal services. SFX believes that this arrangement was as fair to SFX as any that could have been obtained from an unrelated party on an arms-length basis.

ARRANGEMENT BETWEEN ROBERT F.X. SILLERMAN AND HOWARD J. TYTEL

         Since 1978, Messrs. Sillerman and Tytel have been jointly involved in numerous business ventures, including SCMC, TSC, MMR, Triathlon, Marquee, Broadcasting and SFX. In consideration for certain services provided by Mr. Tytel in connection with those ventures, Mr. Tytel has generally received from Mr. Sillerman either a minority equity interest in the businesses, with Mr. Sillerman retaining the right to control the voting and disposition of Mr. Tytel's interest, or cash fees in an amount mutually agreed upon. Although Broadcasting did not compensate Mr. Tytel directly, except for ordinary fees paid to him in his capacity as a director, he receives compensation from TSC and SCMC, companies controlled by Mr. Sillerman, as well as from Mr. Sillerman personally, with respect to the services he provides to various entities affiliated with Mr. Sillerman, including Broadcasting. In 1997, these cash fees aggregated approximately $5.0 million. In connection with the consummation of the Broadcasting merger and certain related transactions, Mr. Tytel received 308,374 shares of SFX's Class A common stock, with Mr. Sillerman retaining the right to vote these shares, and cash fees from TSC, SCMC and Mr. Sillerman personally. Mr. Tytel has also granted Mr. Sillerman the right to vote all other shares of SFX Class A common stock beneficially owned by him. In addition, Mr. Tytel continues to have an economic interest in SCMC, which beneficially owns 39,343 shares of Class A common stock. See "--Assumption of Employment Agreements; Certain Change of Control Payments" and "--Employment Agreements."

TRIATHLON FEES

         SCMC, a corporation controlled by Mr. Sillerman and in which Mr. Tytel has an equity interest, has an agreement to provide consulting and marketing services to Triathlon, a publicly-traded company in which Mr. Sillerman is a significant stockholder. Under the terms of the agreement, SCMC has agreed to provide consulting and marketing services to Triathlon until


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

June 1, 2005 for an annual fee of $500,000, together with a refundable advance of $500,000 per year against fees earned in respect of transactional investment banking services. Triathlon paid fees of $3,000,000 for the year ended December 31, 1996, fees of $1,794,000 for the year ended December 31, 1997 and fees of $530,000 for the year ended December 31, 1998. These fees vary above the minimum annual fee of $500,000 depending on the level of acquisition and financing activities of Triathlon. SCMC previously assigned its rights to receive fees payable under this agreement to Broadcasting. Pursuant to the terms of the distribution agreement, Broadcasting assigned its rights to receive these fees to SFX. All services provided by SCMC are provided by employees of SFX. Triathlon has announced that it has agreed to be acquired by a third party. Triathlon will pay a fee to SFX in connection with such acquisition. When Triathlon is acquired, it will cease paying consulting fees for SCMC's services.

AGREEMENTS WITH BROADCASTING

         SFX and Broadcasting have entered into various agreements with respect to the spin-off and related matters. For the terms of these agreements, see the distribution agreement, tax sharing agreement and the employment benefits agreement, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

COMMON STOCK RECEIVED IN THE SPIN-OFF

         In the SFX spin-off, the holders of Broadcasting's Class A common stock, Series D preferred stock and warrants, upon exercise, received shares of Class A common stock, whereas Messrs. Sillerman and Ferrel, as the holders of Broadcasting's Class B common stock, which is entitled to ten votes per share on most matters, received shares of Class B common stock. Class A common stock and Class B common stock have similar rights and privileges, except that the Class B common stock has greater voting rights. The issuance of the Class B common stock in the spin-off was intended to preserve Messrs. Sillerman's and Ferrel's relative voting power after the spin-off. Mr. Sillerman currently holds approximately 33.9% of the combined voting power of SFX, and Messrs. Sillerman and Ferrel control approximately 37.9% of the combined voting power of SFX. Accordingly, Mr. Sillerman, alone and together with SFX's current directors and executive officers, will generally be able to control the outcome of the votes of the stockholders on most matters. See "Principal Stockholders."

         In addition, in August 1997, the board of directors of Broadcasting approved amendments to certain warrants to purchase an aggregate of 600,000 shares of Broadcasting's Class A common stock. The warrants were held by SCMC, an entity controlled by Mr. Sillerman. The amendments memorialized the original intent of the directors of Broadcasting that SCMC receive the aggregate number of shares of Class A common stock that it would have received if it had exercised the warrants immediately before the spin-off. Because of these amendments, SCMC received 600,000 shares of Class A common stock in the spin-off.

ISSUANCE OF STOCK TO HOLDERS OF SFX BROADCASTING'S OPTIONS AND SARS

         On April 27, 1998, SFX issued 522,941 shares of its Class A common stock to holders as of the spin-off record date of the stock options or SARs of Broadcasting, whether or not vested. SFX also issued 325,000 shares to Mr. Sillerman and 70,000 shares to Mr. Ferrel with respect to options issuable under their employment agreements with Broadcasting. In addition, SFX issued


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

325,000 shares of its Class A common stock to Mr. Sillerman and 30,000 shares of SFX Class A common stock to Mr. Ferrel, which corresponded to change-of-control options of Broadcasting that they waived in connection with the Broadcasting merger. The issuances were made in consideration for past services to SFX and to allow holders of such options and SARs to participate in the spin-off in a manner similar to holders of Broadcasting's Class A common stock. Additionally, many of the option and SAR holders are officers, directors or employees of SFX. The members of the Board, other than Messrs. Becker and Falk, received an aggregate of 850,479 shares pursuant to such issuances.

MEADOWS REPURCHASE

         In connection with the acquisition of Meadows Music Theater, Broadcasting obtained an option, as subsequently amended, to repurchase 247,177 shares of its Class A common stock (the "Meadows Shares") for an aggregate purchase price of $8.2 million. However, Broadcasting was restricted from exercising the Meadows Repurchase by certain loan covenants and other restrictions. Pursuant to the terms of the Broadcasting merger agreement, since the Meadows Shares were outstanding at the effective time of the Broadcasting merger, working capital was decreased by approximately $10.3 million.

         In January 1998, Mr. Sillerman committed to finance the $8.2 million exercise price of the Meadows Repurchase to offset the $10.3 million reduction to working capital. In consideration for his commitment, the board of directors of Broadcasting agreed that Mr. Sillerman would receive approximately the number of shares of Class A common stock to be issued in the spin-off with respect to the Meadows Shares. At the time Broadcasting accepted Mr. Sillerman's commitment, the board of directors of Broadcasting valued Class A common stock to be issued in the spin-off at $4.20 per share, the value attributed to such shares in the fairness opinion obtained by Broadcasting in connection with the Broadcasting merger. The transaction was approved by Broadcasting's board of directors, including the independent directors.

         In April 1998, Broadcasting assigned the option for the Meadows Shares to an unaffiliated third party and, in connection therewith, agreed to pay such party a fee of $75,000. Mr. Sillerman subsequently advanced such party the $8.2 million exercise price for the Meadows Repurchase, the repayment of which became due upon the Broadcasting merger. The third party has exercised the option and transferred to Mr. Sillerman Class A common stock issued in the spin-off with respect to the Meadows Shares. The Meadows Shares were tendered in the Broadcasting merger by the third party in exchange for the per share Broadcasting merger consideration of $75. The third party subsequently repaid the advance from Mr. Sillerman and transferred $10.3 million, the remainder of such consideration net of the third party fee, to SFX.




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



                                 LEGAL MATTERS

         The validity of the Class A common stock offered hereby has been passed upon for the Company by Baker & McKenzie, Houston, Texas.

                                    EXPERTS

         Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of (i) SFX as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997 and (ii) Delsener/Slater Enterprises, Ltd. and affiliated companies (predecessor) for the year ended December 31, 1996. The consolidated financial statements, as included in SFX's Annual Report on Form 10-K for the year ended December 31, 1998, are incorporated herein by reference, given upon their authority as experts in accounting and auditing.


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